SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For October 10, 2013

PACIFIC THERAPEUTICS LTD.

(Translation of registrant’s name into English)

409 Granville Street, Suite #1500
Vancouver, BC, V6C-1T2 Canada
Tel: 604-738-1049
Fax: 604-738-1094

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXPANATORY NOTE

The Private Placement referenced in the press release dated October 10, 2013 (the “Press Release”), filed as Exhibit 99.1 to this Form 6-K, will be made on a private placement basis, exempt from prospectus and registration requirements of applicable securities laws.  The securities described therein have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or any state securities laws, and accordingly, may not be offered or sold within the United States or to "U.S. persons", as such term is defined in Regulation S promulgated under the U.S. Securities Act ("U.S. Persons") except in compliance with the registration requirements of the U.S. Securities Act and applicable state securities requirements or pursuant to exemptions therefrom.  Neither the Press Release nor this Form 6-K constitute an offer to sell or a solicitation of an offer to buy any of the Registrant's securities in the United States or to U.S. Persons.

Furthermore, neither the Press Release nor this Form 6-K shall constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which the offer, solicitation or sale would be unlawful.

FURNISHED HEREWITH:

Exhibit No	Description
99.1	Press Release by Pacific Therapeutics, Ltd., dated October 10, 2013

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 11, 2013

PACIFIC THERAPEUTICS LTD

By:	/s/ Douglas H. Unwin
Name:	Douglas H. Unwin
Title:	CEO